

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2019

R. James Andersen
Chief Financial Officer
Avalon Advanced Materials Inc.
130 Adelaide St. West, Suite 1901
Toronto, Ontario Canada
M5H 3P5

>   **Re: Avalon Advanced Materials Inc.**
>   **Form 20-F**
>   **Filed November 28, 2018**
>   **File No. 001-35001**

Dear Mr. Andersen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F

Mineral Reserve Estimate, page 46

1.   We note the significant decline in commodity pricing since the effective date of your feasibility study in 2013 relating to the Nechalacho Project. Please discuss and provide a chart or graph presenting the historical pricing for your salable commodities referenced in footnote 6 to the table on page 46 since the effective date of your feasibility study. See Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining